EXHIBIT (a)(3)

This announcement is neither an offer to buy nor a solicitation of an offer to sell securities. Such offer is being made solely by the Offer to Purchase dated September 27, 2023, and the related Letter of Transmittal, and any amendments or supplements thereto. Tenders will not be accepted from or on behalf of, shareholders residing in any state in which making or accepting the offer would violate that jurisdiction’s laws. In those jurisdictions where the securities, Blue Sky, or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of the Purchaser only by one or more registered dealers licensed under the laws of such jurisdiction.

NOTICE OF OFFER TO PURCHASE FOR CASH

Up to 350,000 Shares of Class A Common Stock of

AMERICAN STRATEGIC INVESTMENT CO. (the “Company”)

at a price of $10.25 per share

by: Bellevue Capital Partners, LLC (the “Purchaser”)

The Purchaser is offering to purchase for cash up to 350,000 shares of Class A Common Stock (“Shares”) of the Company at a price of $10.25 per Share (the “Purchase Price”), in cash, less any applicable withholding taxes and without interest, upon the terms and conditions set forth in the Purchaser’s Offer to Purchase dated September 27, 2023 (the “Offer to Purchase”), and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). THE OFFER AND RELATED WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., EASTERN TIME, ON OCTOBER 26, 2023, UNLESS THE OFFER IS EXTENDED.

The Purchasers are making this offer because they believe the Company’s Common Shares represent an attractive investment. The Offer is not made for the purpose of acquiring or influencing control of the business of the Company. The Offer will expire at 11:59 p.m., Eastern Time on October 26, 2023, unless and until the Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open (such date and time, as extended, the “Expiration Date”). The Purchaser will not provide a subsequent offering period following the Expiration Date. If the Purchaser makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The minimum period during which the Offer must remain open following any material change in the terms of the Offer is at least five business days to allow for adequate dissemination to shareholders. Accordingly, if prior to the Expiration Date, the Purchaser increases (other than increases of not more than two percent of the outstanding Shares) or decreases the number of Shares being sought, or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of such increase or decrease is first published, sent or given to shareholders, the Offer will be extended at least until the expiration of such tenth business day. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through midnight, Eastern Time. In all cases payment for the Shares purchased pursuant to the Offer will be made only after timely receipt of the Assignment Form (or facsimile or telecopy thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by such Assignment Form and successful transfer of ownership.

Tenders of Shares made pursuant to the Offer are irrevocable, except that shareholders who tender their Shares in response to the Offer will have the right to withdraw their tendered Shares at any time prior to the Expiration Date by sending to Computershare Trust Company, N.A., a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Shares to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Shares to be withdrawn. If tendering shareholders tender more than the number of Shares that the Purchaser seeks to purchase pursuant to the Offer for those Shares, the Purchaser will take into account the number of Shares so tendered and take up and pay for as nearly as may be pro rata, disregarding fractions, according to the number of Shares tendered by each tendering shareholder during the period during which that Offer remains open. The terms of the Offer are more fully set forth in the formal Tender Offer Documents which are available from Purchaser at the Purchaser’s expense. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act, which are incorporated herein by reference. The Tender Offer Documents also contain important information, including tax information, which should be read carefully before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent at their respective telephone numbers and addresses set forth below. Copies of the Offer to Purchase, the Letter of Transmittal and other related materials will be furnished promptly by the Information Agent at the Purchasers’ expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10005

Banks and Brokers Call: 212-750-5833

All Others Call Toll Free: 877-750-0537

September 27, 2023